UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ShoreTel, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

825211105

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 825211105	Page 2 of 11 Pages

(1)	Names of reporting persons Foundation Capital, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 0 shares of Common Stock
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 0 shares of Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 0 shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%
(12)	Type of reporting person (see instructions) PN

(1)	This Amendment No. 3 to the statement on Schedule 13G is filed by Foundation Capital, L.P. (“FC”), Foundation Capital Entrepreneurs Fund, L.L.C. (“FCE”), Foundation Capital Management Company, L.L.C. (“FCM”), Foundation Capital Leadership Fund, L.P. (“FCL”), FC Leadership Principals Fund, L.L.C. (“FCLP”) and FC Leadership Management Company, L.L.C. (“FCLM” and together with FC, FCE, FCM, FCL and FCLP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

SCHEDULE 13G

CUSIP No. 825211105	Page 3 of 11 Pages

(1)	Names of reporting persons Foundation Capital Entrepreneurs, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 0 shares of Common Stock
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 0 shares of Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 0 shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%
(12)	Type of reporting person (see instructions) OO

(1)	This Amendment No. 3 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

SCHEDULE 13G

CUSIP No. 825211105	Page 4 of 11 Pages

(1)	Names of reporting persons Foundation Capital Management Fund, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 0 shares of Common Stock
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 0 shares of Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 0 shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%
(12)	Type of reporting person (see instructions) OO

(1)	This Amendment No. 3 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

SCHEDULE 13G

CUSIP No. 825211105	Page 5 of 11 Pages

(1)	Names of reporting persons Foundation Capital Leadership, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 0 shares of Common Stock
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 0 shares of Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 0 shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%
(12)	Type of reporting person (see instructions) PN

(1)	This Amendment No. 3 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

SCHEDULE 13G

CUSIP No. 825211105	Page 6 of 11 Pages

(1)	Names of reporting persons FC Leadership Principals Fund, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 0 shares of Common Stock
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 0 shares of Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 0 shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) OO

(1)	This Amendment No. 3 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

SCHEDULE 13G

CUSIP No. 825211105	Page 7 of 11 Pages

(1)	Names of reporting persons FC Leadership Management Co., L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 0 shares of Common Stock
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 0 shares of Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 0 shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%
(12)	Type of reporting person (see instructions) OO

(1)	This Amendment No. 3 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Page 8 of 11 Pages

Item 1(a).	Name of Issuer:

ShorTel, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

960 Stewart Drive
Sunnyvale, CA 94085

Item 2(a).	Name of Person Filing:

Foundation Capital, L.P. (“FC”)
Foundation Capital Entrepreneurs Fund, L.L.C. (“FCE”)
Foundation Capital Management Company, L.L.C. (“FCM”)
Foundation Capital Leadership Fund, L.P. (“FCL”)
FC Leadership Principals Fund, L.L.C. (“FCLP”)
FC Leadership Management Company, L.L.C. (“FCLM”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Foundation Capital
250 Middlefield Road
Menlo Park, California 94025

Item 2(c).	Citizenship:

FC – Delaware, United States of America
FCE – Delaware, United States of America
FCM – Delaware, United States of America
FCL – Delaware, United States of America
FCLP – Delaware, United States of America
FCLM – Delaware, United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

825211105

Item 3.	Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 3 to the statement on Schedule 13G is provided as of December 31, 2011:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class

FC	0	0	0	0	0	0	0.0%

FCE	0	0	0	0	0	0	0.0%

FCM	0	0	0	0	0	0	0.0%

FCL	0	0	0	0	0	0	0.0%

FCLP	0	0	0	0	0	0	0.0%

FCLM	0	0	0	0	0	0	0.0%

Page 9 of 11 Pages

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012

FOUNDATION CAPITAL MANAGEMENT CO., L.L.C.

By:	/s/ William B. Elmore
Member

FOUNDATION CAPITAL, L.P.
By:	Foundation Capital Management Co., L.L.C.
its General Partner

By:	/s/ William B. Elmore
Member

FOUNDATION CAPITAL ENTREPRENEURS FUND, L.L.C.
By:	Foundation Capital Management Co., L.L.C. its Manager

By:	/s/ William B. Elmore
Member

FC LEADERSHIP MANAGEMENT CO., L.L.C.

By:	/s/ William B. Elmore
Member

FOUNDATION CAPITAL LEADERSHIP FUND, L.P.
By:	FC Leadership Management Co., L.L.C. its General Partner

By:	/s/ William B. Elmore
Member

FOUNDATION CAPITAL LEADERSHIP PRINCIPALS FUND, L.L.C.
By:	FC Leadership Management Co., L.L.C. its Manager

By:	/s/ William B. Elmore
Member

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 11 of 11 Pages

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of ShoreTel, Inc.

Dated: February 7, 2012

FOUNDATION CAPITAL MANAGEMENT CO., L.L.C.

By:	/s/ William B. Elmore
Member

FOUNDATION CAPITAL, L.P.
By:	Foundation Capital Management Co., L.L.C.
its General Partner

By:	/s/ William B. Elmore
Member

FOUNDATION CAPITAL ENTREPRENEURS FUND, L.L.C.
By:	Foundation Capital Management Co., L.L.C. its Manager

By:	/s/ William B. Elmore
Member

FC LEADERSHIP MANAGEMENT CO., L.L.C.

By:	/s/ William B. Elmore
Member

FOUNDATION CAPITAL LEADERSHIP FUND, L.P.
By:	FC Leadership Management Co., L.L.C. its General Partner

By:	/s/ William B. Elmore
Member

FOUNDATION CAPITAL LEADERSHIP PRINCIPALS FUND, L.L.C.
By:	FC Leadership Management Co., L.L.C. its Manager

By:	/s/ William B. Elmore
Member